DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 14, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention:	Division of Corporation Finance, Office of

Life Sciences

Re:	InMed Pharmaceuticals Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 21, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s comments delivered orally on August 3, 2020 (the “Comments”), in respect of the above noted registration statement submission. The Company’s responses below are keyed to the Comments.

1.

Please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified. If you have specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds. See Item 504 of Regulation S-K.

The fourth paragraph under the Section entitled “Use of Proceeds” has been replaced with the following disclosure:

“The principal purposes of this offering are to obtain additional capital to support our operations and to facilitate our planned Nasdaq listing. We intend to use the net proceeds from this offering for the following purposes:

•	approximately $6 million in the aggregate to fund our development efforts of INM-755 including a Phase I/II clinical trial;

U.S. Securities and Exchange Commission

September 14, 2020

•	approximately $2 million in the aggregate to fund our ongoing development efforts of INM-088;

•	approximately $1 million in the aggregate to fund the general development efforts of our IntegraSyn™ program; and

•	the approximately remaining $2 million to fund other research and development and general corporate purposes.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, intellectual property, products or assets. However, we have no current commitments or obligations to do so.”

2.

We note your response to Comment two. The investor presentation did not appear to fit within any available safe harbors for communications provided by the rules under the Securities Act of 1933. We also reference counsel’s telephone call to the Staff on July 22, in which counsel indicated your Amendment No. 2 to the Form S-1 and draft registration statement was distributed to approximately 7,000 email addresses. Please revise to add risk factor disclosure addressing the potential Section 5 liability. Disclose that investors may have claims against the company and may be entitled to rescission rights or damages. In addition, please tell us how you consider the need to accrue or disclose a contingent liability in accordance with ASC topic 450-20 and the basis for your conclusion.

The requested risk factor has been included in the “Risk Factors” section of Amendment No. 3 to the Registration Statement on Form S-1.

The Company acknowledges the Staff’s comment relating to considering the need to accrue or disclose a potential contingent liability related to a potential violation of Section 5 of the Securities Act in accordance with ASC topic 450-20. Under ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and

b. The amount of loss can be reasonably estimated.

U.S. Securities and Exchange Commission

September 14, 2020

As the inadvertent disclosures occurred subsequent to the end of the most recent accounting period, an accrual under ASC 450-20 is not permitted. However, based on the available information the Company believes that even if an accrual were permitted, the possibility of an assertion of such a claim is not probable and thus would not have met the criteria for accrual even if the inadvertent disclosures had occurred prior to the end of the most recent accounting period.

The Company has inserted the following disclosure in the Management Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 3 to the Registration Statement on Form S-1 and in the contingency section of the Company’s annual Audited Consolidated Financial Statements for the year ended June 30, 2020 included in Amendment No. 3 to the Registration Statement on Form S-1.

“In July 2020, in connection with a proposed public offering of our common shares, two inadvertent disclosures of already publicly available information were made that may have exceeded the scope permissible under Rule 134 of the Securities Act of 1933, and thus may not be entitled to the “safe-harbor” provided by Rule 134. As a result, either of the two inadvertent disclosures could be determined to not be in compliance for a registered securities offering under Section 5 of the Securities Act of 1933. If either of the two inadvertent disclosures are determined by a court to be a violation by the Company of the Securities Act of 1933, the recipients of the inadvertent disclosures who purchase our common shares in the Company’s planned offering may have a rescission right, which could require the Company to repurchase those shares at their original purchase price with interest or a claim for damages if the purchaser no longer owns the securities, for one year following the date of the possible violation. The Company could also incur considerable expenses if it were to contest any such claims. Consequently, a contingent liability may arise out of this possible violation of the Securities Act of 1933. The likelihood and magnitude of this potential contingent liability, if any, is not determinable at this time.”

Additional Information

On August 15, 2020, the Company became required to update its annual audited consolidated financial statements included in its Registration Statement on Form S-1. As a result, the Amendment No. 3 to the Registration Statement on Form S-1 also includes updated annual consolidated financial statements and a corresponding Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as other conforming changes related thereto.

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U.S. Securities and Exchange Commission

September 14, 2020

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams

Bruce S. Colwill

InMed Pharmaceuticals Inc.